

November 12, 2009

Mr. Hector Francisco Vasquez Davis
President
Pana-Minerales S.A.
Primea Calle El Carmen, EDF, PH Villa Medici, Apt. 28
Torre C, Panama
Republic of Panama

> **Re:** **Pana-Minerales S.A.**
> **Form S-1/A Filed May 20, 2009**
> **Item 4.01 Form 8-K Filed August 7, 2009**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed September 29, 2009**
> **Item 4.01 Form 8-K/A Filed October 14, 2009**
> **Response Letter Dated October 20, 2009**
> **Response Letter Dated October 21, 2009**
> **Form 10-K/A for the Fiscal Year Ended August 31, 2009**
> **Filed November 12, 2009**
> **File No. 000-53700**

Dear Mr. Davis:

We have completed our review of your Form S-1/A, Form 8-K, Form 10-K and related filings with respect to the issues identified in our letters dated September 2, 2009 and October 15, 2009. We have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief